Filed by Perrigo Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Agis Industries (1983) Ltd.
Commission File No.: 132-00286

The following announcement was communicated internally by Perrigo Company to its employees on November 15, 2004.

Internal Perrigo Announcement

In the last few months, we have been diligently searching for partners to help us further develop and grow our already strong business. Today, we are pleased to announce that we have signed a definitive agreement to acquire Agis Industries Ltd., and the deal is now under the usual regulatory review. This acquisition will strengthen our current core OTC business as well as extend our capabilities in the generic Rx business. Agis is headquartered in Israel with subsidiaries in New York, New Jersey and Wiesbaden, Germany.

Agis is traded on the Tel Aviv Stock Exchange (TASE) and develops, manufactures and markets specialized generic prescription (Rx) and OTC in the US, Europe and Israeli markets. Agis also develops and produces generic active pharmaceutical ingredients (API) for world markets. In the Israeli market, Agis sells, distributes and services medical equipment and diagnostics as well as develops, manufactures, markets and sells personal care products.

Agis Industries has more than a forty-year history and is comprised of a family of companies including Agis Industries (pharmaceuticals), Clay Park Labs (US Generics), Chemagis (APIs), Careline, Nash & Neca (Consumer Products) and a Diagnostics and Medical Equipment division. These companies and their associated products contribute to a better quality of life for consumers and can be found on store shelves in Israel, the U.S., Europe, and other countries around the globe.

Agis’s generic prescription products include topical dermatological products (creams, ointments, lotions, gels, and solutions), suppositories, nasal sprays, foams, and transdermal hormones. Successful OTC products include triple antibiotic creams and ointments, hydrocortisone creams and ointments and anti-fungal creams. Agis also develops and manufactures active pharmaceutical ingredients (APIs) used worldwide by the generic drug industry. Agis’s consumer products’ divisions offer items such as body care, skin care, hair care, cosmetics, toiletries, and fine fragrances, as well as soap and household cleaners. Their diagnostics and medical equipment products range from self-testing devices to point-of-care equipment through to laboratory equipment. Among these items are diagnostic products including preparations for the rapid diagnosis of glucose levels in the blood or urine and biological products for the prevention of virus contagion.

Agis has seen phenomenal upward growth in the last decade. In 1993, Agis’s sales were $83 million (U.S.). Ten years later, in 2003, Agis’s sales hit $376 million (U.S.). Agis’ corporate offices and central logistics center is located in Bnei Brak, Israel. They have four manufacturing plants, a joint venture distribution center and an R&D laboratory in Israel, an API plant in Wiesbaden, Germany, and a plant and sales and logistics offices in the United States.

Agis employs around 2000 people, which includes 37 Ph.D.’s and 215 life science professionals. They partner for research around the world in the United States, Israel, Germany, China and India. Like Perrigo, Agis is very involved in their community. Agis has a deep commitment to the people in the town of Yeruham (the site of two of their manufacturing plants), and offers educational opportunities, scholarships, sponsors a computer center, a job center, as well as invests and contributes money to the community, especially in youth programs.

Agis brings to us many competitive advantages including strong relationships with leading pharmaceutical companies and key retailers, the successful integration of expensive or difficult to source active ingredients, the ability to overcome barriers to entry, expertise in bio-equivalence (topicals), a strong balance sheet, and a committed and experienced management team. This acquisition creates a stronger Perrigo with a solid global presence, as well as additional growth opportunities for our employees

This is an exciting time for Perrigo and its employees. The next few months will involve our efforts to integrate Agis into our Perrigo family. We will keep you updated on our integration plans. We thank you in advance for your support in these endeavors and also thank you for your individual contributions that have led to this day and to Perrigo’s growth.

Additional Information and Where You Can Find It

Perrigo intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Perrigo with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by Perrigo at www.perrigo.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.

Agis and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.